# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nayax Ltd, CIK 0001901279
CUSIP: M7S750159
Title of class of securities: Ordinary shares, par value NIS 0.001 per share
Address of issuer's principal executive offices: 3 Arik Einstein Street, Bldg. B, 1st Floor, Herzeliya, Israel (L3), 4659071
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001178913-23-000466
Filed by CIK 0001963423

## Reporting persons
- Nechmad Amir Alimelech: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 6,927,920.6; sole dispositive power 6,927,920.6; aggregate amount beneficially owned 6,927,920.6 (18.92% of the class)
  Comment: Percentage reported in Item 11 is calculated based upon 36,607,407 Ordinary Shares outstanding as of December 31, 2024, as reported to the Reporting Person by the Issuer.
- Yair Nechmad: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 8,642,388.4; sole dispositive power 8,642,388.4; aggregate amount beneficially owned 8,642,388.4 (23.52% of the class)
  Comment: Yair Nechmad or Yair Nechmad Ltd., a company wholly owned by Yair Nechmad, is the record holder of the Ordinary Shares reported in Items 5, 7 and 9, which include options (the "Options") currently exercisable into 145,000 Ordinary Shares at an exercise price of NIS 105 each.
  
  Percentage reported in Item 11 is calculated based upon 36,607,407 Ordinary Shares outstanding as of December 31, 2024, as reported to the Reporting Person by the Issuer, and assumes the exercise of the Options held by such Reporting Person, but Ordinary Shares underlying options, warrants and convertible securities held by other shareholders, including other Reporting Persons, are disregarded for purposes of this calculation.
- David Ben-Avi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 7,058,529.7; sole dispositive power 7,058,529.7; aggregate amount beneficially owned 7,058,529.7 (19.21% of the class)
  Comment: Ordinary Shares reported in Items 5, 7 and 9 includes options (the "Options") currently exercisable into 145,000 Ordinary Shares at an exercise price of NIS 105 each.
  
  Percentage reported in Item 11 is calculated based upon 36,607,407 Ordinary Shares outstanding as of December 31, 2024, as reported to the Reporting Person by the Issuer, and assumes the exercise of the Options held by such Reporting Person, but Ordinary Shares underlying options, warrants and convertible securities held by other shareholders, including other Reporting Persons, are disregarded for purposes of this calculation.

## Item 1. Issuer
Name of issuer: Nayax Ltd
Address of issuer's principal executive offices: 3 Arik Einstein Street, Bldg. B, 1st Floor, Herzeliya, Israel, 4659071

## Item 2. Person Filing
Name of person filing:
Amir Nechmad
Yair Nechmad
David Ben-Avi
Address of principal business office or, if none, residence:
Amir Nechmad - 16 Aba Hilel St., Ramat-Gan, Israel
Yair Nechmad - 3 Nisan Cohen St., Tel-Aviv, Israel
David Ben-Avi - 30 Levona St., Ramat-Hasharon, Israel
Citizenship:
Amir Nechmad - Israel and Cyprus
Yair Nechmad - Israel
David Ben-Avi - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amir Nechmad - 6,927,920.60
Yair Nechmad - 8,642,388.40
David Ben-Avi - 7,058,529.70

The Reporting Persons have entered into a Shareholders Rights Agreement, dated March 9, 2021 (the "Shareholders' Agreement"), pursuant to which the Reporting Persons have agreed to vote their Ordinary Shares in the manner prescribed by the Shareholders' Agreement with regard to the election of certain directors of the Issuer and to reach a consensus on how to vote their Ordinary Shares at the general meeting of shareholders of the Issuer. Pursuant to the Shareholders' Agreement, the Reporting Persons also have agreed to certain limitations on the sale or transfer of their Ordinary Shares. By virtue of the Shareholders' Agreement, each Reporting Person may be deemed to beneficially own the Ordinary Shares of the other Reporting Persons; however, each Reporting Person disclaims beneficial ownership of the Ordinary Shares, including any Ordinary Shares underlying options, warrants and convertible securities, of any other Reporting Person.
Percent of class:
Amir Nechmad - 18.92%
Yair Nechmad - 23.52%
David Ben-Avi - 19.21%
Sole power to vote or to direct the vote:
Amir Nechmad - 6,927,920.60
Yair Nechmad - 8,642,388.40
David Ben-Avi - 7,058,529.70
Sole power to dispose or to direct the disposition:
Amir Nechmad - 6,927,920.60
Yair Nechmad - 8,642,388.40
David Ben-Avi - 7,058,529.70

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to Schedule 13G filed by the Reporting Persons on February 13, 2023) - https://www.sec.gov/Archives/edgar/data/1963423/000117891323000466/exhibit_1.htm

## Signatures
- Nechmad Amir Alimelech: /s/ Amir Nechmad, Amir Nechmad (02/10/2025)
- Yair Nechmad: /s/ Yair Nechmad, Yair Nechmad (02/10/2025)
- David Ben-Avi: /s/ David Ben-Avi, David Ben-Avi (02/10/2025)